mk

[redacted]

14048968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA CAPITAL PARTNERS, LLC (F/K/A BANNOCKBURN PARTNERS, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVE. SUITE # 2020
(No. and Street)

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD T. GIBSTEIN NY (888) 268 - 2072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., CPA, PC DBA TARLOW & CO., CPA'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, EDWARD T. GIBSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA CAPITAL PARTNERS, LLC (F/K/A BANNOCKBURN PARTNERS, LLC), as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ARIEL PAIGE KLEIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KL6258283
Qualified in Westchester County
Commission Expires March 26, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under seperate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

TABLE OF CONTENTS

T&C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Officers and Member of
Cova Capital Partners, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2014

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	474,116
Deposit with clearing organization		49,960
Security owned - at fair value		7,500
Other assets		16,540
	$	548,116
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	70,196
Due to clearing broker		6,235
Due to other broker dealers		436,225
	$	512,656
Commitments		
Member's equity		35,460
	$	548,116

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

Revenues		
Commission income	$	482,573
Underwriting and investment banking income		152,300
Other income		7,345
		642,218
Operating expenses		
Salary and related expenses		37,710
Employee benefits		5,696
Commission expense		477,968
Exchange fees and clearance charges		22,944
Rent		61,000
Professional and consulting fees		68,295
Regulatory and SIPC fees		15,589
Travel and entertainment		10,822
Telephone and internet		7,040
Other operating expenses		10,399
		717,463
Net loss	$	(75,245)

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$	22,705
Capital Contributions		88,000
Net loss		(75,245)
Balance, December 31, 2013	$	35,460

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities	
Net loss	$ (75,245)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in assets and liabilities	
Deposit with clearing organization	(9,828)
Security owned - at fair value	(7,500)
Other assets	(8,480)
Accounts payable and accrued expenses	54,368
Due to clearing broker	(11,171)
Due to other broker dealers	436,225
Net cash provided by operating activities	378,369
Cash flows from financing activities	
Capital contributions	88,000
Net increase in cash	466,369
Cash, beginning of year	7,747
Cash, end of year	$ 474,116
Supplemental cash flow disclosures	
Interest paid	$ -

See notes to financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION

Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

The Company was sold and simultaneously changed its name from Bannockburn Partners, LLC to Cova Capital Partners, LLC on March 6, 2012.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through APEX Clearing Corporation (through April 13, 2013, but not closed until August 13, 2013), and RBC Capital Markets, LLC (commencing May 30, 2013). Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Commissions

Commissions and related clearing expense arc recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

g) Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued an ASU which exempts nonpublic entities from the requirement to disclose the fair value hierarchy level (i.e., Level 1, 2, or 3) for fair value measurements of financial assets and financial liabilities that are disclosed in the footnotes to the financial statements but not reported at fair value in the statement of financial condition. This ASU does not change any other fair value disclosure requirements. This ASU amendment is effective upon issuance. Since this pronouncement is disclosure-related, the adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

NOTE 3- RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"' exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, (the Company had net capital of $17,795, which was $12,795 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.94 to 1.

NOTE 5- RESERVE REQUIREMENT FURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 6 -<u>FAIR VALUE OF FINANCIAL INSTRUMENTS</u>

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

<u>Level 1</u> Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u> Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u> Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock - Level 1 in the fair value hierarchy.

NOTE 7- <u>COMMITMENTS AND CONTINGENT LIABILITIES</u>

a) <u>Lease commitments</u>

The Company entered into a month to month sublease for its office space located at 380 Lexington Avenue. New York, NY on June 15, 2013. Either party can terminate the sublease given 30 days notice. Therefore, there are no future minimum lease payments.

Rent expense for the year ended December 31, 2013 amounted to $61,000.

b) <u>Brokerage activities</u>

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker, In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 8- CONCENTRATIONS AND CREDIT RISKS

a) Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FD1C Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2013 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

b) Revenue and service concentrations

Approximately 74% of the Company's revenue is derived from one customer.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company received capital contributions from its Parent, totaling $88,000 during the year ended December 31, 2013.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Computation of net capital		
Total Member's equity	$	35,460
Less - Non-allowable assets		
Other assets		(16,540)
Net capital before haircuts on securities positions		18,920
Haircuts and undue concentrations		(1,125)
Net capital	$	17,795
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	70,196
Aggregate indebtedness	$	70,196
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,680
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	12,795
Excess net capital at 1000 percent	$	10,775
Percentage of aggregate indebtedness to net capital		394.47%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)	$	13,795
Net audit adjustments - decrease in accrued expenses		4,000
Net capital per above	**$**	**17,795**

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

The company is exempt from the provisions of 15c3-3 under Securities Exchange Act of 1934 as set forth in the conditions for exemption in paragraph (k)(2)(ii).

T&C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION
7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Officers and Member of
Cova Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Cova Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, we do not express an opinion on the effectiveness of Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2014

T&C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Member of Cova Capital Partners, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cova Capital Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Cova Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Cova Capital Partners, LLC's management is responsible for Cova Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053105 FINRA DEC
Cova Capital Partners, LLC
380 Lexington Avenue, Suite 2020
New York, NY 10168

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Klein (908) 231-1000

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 1,536
B. Less payment made with SIPC-6 filed (exclude interest) 7/31/13 Date Paid		(283)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,253
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,253
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,253	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cova Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 642,218
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	21,144
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5,000
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed expenses (Deductions in excess of $100,000 require documentation)	1,800
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	27,944
2d. SIPC Net Operating Revenues	$ 614,274
2e. General Assessment @ .0025	$ 1,536
	(to page 1, line 2.A.)